Exhibit 1.2

For Immediate Release ▶▶▶
May 10, 2005

Ross Systems Launches Next Generation Enterprise Performance
Management Suite with First Application — iRenaissance Sales Analytics

Industry-Specific Applications Leverage Information in the iRenaissance ERP, Supply Chain and Customer
Management Systems to Deliver Out-of-the-Box Business Analytics

ATLANTA — May 10, 2005 — Ross Systems (“Ross”), a leading global provider of enterprise software solutions and a subsidiary of CDC Corporation (NASDAQ: CHINA), today announced the launch of Sales Analytics, the first application in its next-generation Enterprise Performance Management (EPM) suite. The iRenaissance EPM suite builds upon prior analytics solutions from Ross to deliver out-of-the-box dashboard applications designed for the process manufacturing industries. The iRenaissance Sales Analytics application enables process manufacturers to monitor and adjust sales and customer service performance using timely and actionable information from the Ross ERP, Supply Chain and Customer Management systems.

According to an AMR Research study by Jacqueline Coolidge titled EPM Spending 2004-2005, December 2004, “EPM spending is driven by a need to support core business processes, including setting objectives, measuring performance against targets, and reacting to changing business conditions.”

“The recipe management functionality in iRenassaince allows us to quickly adapt our recipes to fit the changing eating habits of America’s ‘people-on-the-go’ lifestyle,” said Louis Ford, Director IT Services at Murry’s. “In turn, we’ve been able to extend our product line, including our popular French Toast Stick products, which account for a major portion of our national sales.”

With iRenaissance EPM, customers can better meet business goals by closely monitoring product profitability, reducing inventory, streamlining production, improving on-time delivery performance, minimizing stock-outs and increasing sales for targeted products.

“The new iRenaissance EPM application delivers benefits not possible with the generic business intelligence tools we’ve been using,” said John Shaw, director of IT for Litehouse Foods, a manufacturer of more than 600 salad dressings, sauces, dips, herbs and marinades that are sold in grocery stores and restaurants across the U.S. “Business Intelligence (BI) tools require significant additional investments to define and build our business functionality. With iRenaissance Sales Analytics, a complete application, we saw immediate results.”

Within two weeks, Litehouse Foods reduced sales data analysis from days to minutes and began tracking the actual margins based on individual products, customers and sales people to better understand trends in their business and act on them in real-time. The Sales Analytics application places relevant sales and customer service information, in the hands of an organization’s management team, in an easy-to-use actionable format.

Key benefits of Sales Analytics include:

•	Enhanced Visibility: The sales analytics application offers more than 30 user-customizable, visual dashboards. With the ability to zoom in and drill-down on sales and customer service data, organizations can accurately analyze the profitability of products and customers to expose the effects of changes in price, cost, volume, service levels and order rates. Measuring these and other key performance indicators, companies can optimize their balance between cost, price and customer service to maintain a competitive edge in their markets.

•	Improved Functionality: With multi-dimensional analysis, Sales Analytics offers customized views in each dashboard enabling users to analyze data based on relevant criteria. For example, analysis can be narrowed down to a specific customer, timeframe and product, allowing linked views of products purchased by that customer during a specified timeframe. Additionally, decision-makers have the ability to save and repeat custom reports and personal alerts.

•	Better, Faster Decision-Making: Sophisticated pre-built reports give companies a complete view of customer and sales data within seconds, allowing organizations to see trends in sales, profitability and service levels as they occur. Armed with more timely and accurate information, manufacturers can make better decisions and take corrective actions more quickly. In addition, when actual results exceed acceptable thresholds, users can be notified immediately in order to proactively find and address the root cause.

“We are long past the days when manufacturers used software development tools to build their general ledger and other core enterprise systems,” said Eric Musser, CTO for Ross Systems. “Today, these companies no longer need to use BI tools to build their analytics systems either. Generalized business intelligence tools are slow to implement, costly to maintain and often fall short of addressing the critical needs in process manufacturing. Ross’ industry-specific, EPM applications can be fully deployed in a matter of days to help process manufacturers rapidly and cost-effectively attain their profitability and customer service goals.”

For additional information regarding the AMR Research study, please visit http://www.amrresearch.com/Content/View.asp?pmillid=17799&logBH=yes&onyxid=354083

About Ross Systems

Ross Systems, Inc., a software unit of CDC Corporation (NASDAQ: CHINA), delivers innovative software solutions that help manufacturers worldwide fulfill their business growth objectives through increased operational efficiencies, improved profitability, strengthened customer relationships and streamlined regulatory compliance. Focused on the food and beverage, life sciences, chemicals, metals and natural products industries and implemented by more than 1,200 customer companies worldwide, the company’s family of Internet-architected solutions is a comprehensive, modular suite that spans the enterprise, from manufacturing, financials and supply chain management to customer relationship management, performance management and regulatory compliance. For more information, visit http://www.rossinc.com.

About CDC Corporation

CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, business services, mobile applications and internet media. The company has approximately 1,800 employees with operations in 14 countries.

For more information about CDC Corporation, please visit the website http://www.cdccorporation.net.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. Factors that could cause actual results to differ materially from those anticipated in the forward looking statements include, quarterly fluctuation of software product license revenue, weakening of customer demand for enterprise systems, maintenance of a minimal backlog, and uncertainty of demand for new product offerings. Further information on risks or other factors is detailed in filings or submissions with the United States Securities and Exchange Commission made by our parent, chinadotcom corporation, including its Annual Report for the year ended December 31, 2003 on Form 20-F/A filed on July 8, 2004. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

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